Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study

2.8 Million Ounces of Gold Added to Reserves

Notice: Conference Call and Webcast on Wednesday, July 15, 2009 at 11:00 am ET Dial in: +1 416-644-3416 or 1-800-732-6179

VANCOUVER, July 14, 2009 – (All figures in US dollars except where noted) Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) is pleased to announce positive results from the Pre-feasibility Study (“Pre-feasibility”) on its 100% owned Young-Davidson project in Matachewan, Ontario. The Pre-feasibility was completed by AMEC Americas Limited (“AMEC”), an independent and internationally-recognized engineering firm, which also has been commissioned to complete a Feasibility Study on the project by year-end.

Highlights of the Pre-feasibility

The Pre-feasibility incorporates the measured and indicated gold resource of 3.3 million ounces that was announced in December 20081. Highlights of the Pre-feasibility presented below are based on a gold price of $725 per ounce and an exchange rate of US$/Cdn$0.85:

  Proven and probable reserves of 2.8 million ounces contained gold

  15-year mine-life at a mill throughput of 6,000 tonnes per day (“tpd”)

  Average annual production of over 170,000 ounces of gold at a net cash cost of $333 per ounce

» After the first two years of open pit production, average annual production for the next ten years will increase to over 190,000 ounces of gold at a net cash cost of $326 per ounce

  Initial capital cost of $293 million

  Sustaining capital costs of $159 million during the life of the mine

  Pre-tax operating cash flow of $548 million, net present value (“NPV”) 5% of $233 million, with an Internal Rate of Return (“IRR”) of 13.2%

  Targeting commissioning in late 2011 with full production in early 2012

  Payback after start-up of production of 6.4 years

Ken Stowe, President and CEO, stated: “Three and a half years ago, we purchased Young-Davidson with a vision of doubling the resource base and developing a profitable 150,000 – 200,000 ounce per year gold mine with a long mine-life. The Pre-feasibility Study that we have just completed has delivered on this initial vision and demonstrates a financially robust, low cost, long-life project in one of the best mining jurisdictions in the world. During the balance of 2009, we will complete a Feasibility Study and advance the permitting process. Our goal is to begin construction in the first half of 2010 and produce our first gold early in 2012. I wish to express my gratitude to the Young-Davidson team for the many tireless hours they have devoted to the project, to the people of the town of Matachewan and the Matachewan First Nation who have been supportive of Northgate and the Young-Davidson project from its earliest days.”

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1 Technical Report filed on SEDAR (www.sedar.com) on January 23, 2009.

Young-Davidson Pre-Feasibility Results

The NI 43-101 Pre-feasibility report has been prepared by AMEC and will be filed on SEDAR at www.sedar.com within the next 45 days. The economic analysis of the Young-Davidson deposit contained in the Pre-feasibility is based on a proven and probable reserve of 31.2 million tonnes (Mt). The Pre-feasibility projects a 15-year mine-life, based on current reserves, with average annual production over 170,000 ounces of gold at a net cash cost of $333 per ounce.

Capital costs are expressed in Q2-2009 US dollars. Operating costs have been developed from first principles and are based on staffing levels, consumables, expenditures required to support the mine and process design. Table 1 below contains a summary of the economics of the Pre-feasibility.

Table 1: Summary of Economic Parameters

Item	Value
Gold price (US$ per ounce)	725
Silver price (US$ per ounce)	10
Foreign exchange rates (US$/Cdn$)	0.85
Tax rates (%)
Federal Income Tax	15
Provincial Income Tax	10
Provincial Mining Tax	10
Pre-Production Capital (US$ millions)
Infrastructure	44.7
Process plant	66.5
Mining	93.8
Indirect costs	43.9
Contingency	43.6
Total Pre-Production Capital	$292.5
Sustaining Capital & Mine Closure (US$ millions)
Completion of Underground Mine Infrastructure	76.6
Sustaining Capital & Mine Closure	82.0
Total Sustaining Capital & Mine Closure	$158.6
Average mining cost (Cdn$ per tonne milled)	19.08[1]
Process cost (Cdn$ per tonne milled)	10.20
General and administration (Cdn$ per tonne milled)	2.67
Total (Cdn$ per tonne milled)	$31.95
Processing Recovery (%)
Gold	92.5
Silver	65.0

1 Includes open pit mining cost of Cdn$3.09 per tonne mined and underground mining cost of Cdn$20.74 per tonne mined.

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Economic Analysis

The project is expected to generate $548 million pre-tax operating cash flow, a pre-tax NPV (5%) of $233 million and a pre-tax IRR of 13.2% at the base case gold price assumption of $725 per ounce used for the reserve estimate. The pre-tax and after tax metrics of the Young-Davidson project at a variety of gold prices is shown in Table 2 below.

Table 2: Project Economics Estimate
Gold Price	Operating Cash Flow (US$M)		NPV 5% Discount (US$M)		IRR		Payback
US$/oz	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax	(years)
725	$548	$404	$233	$155	13.2%	11.1%	6.4
825	$790	$570	$386	$263	17.7%	15.0%	5.4
925	$1,033	$736	$539	$370	21.7%	18.4%	4.7
* Base case in bold.

Mineral Reserve and Mineral Resource Estimates

The open pit and underground mineral reserves have an effective date of July 14, 2009 and assume a gold price of US$725 per ounce and an exchange rate of US$/Cdn$0.85, the details are contained in Table 3:

Table 3: Open Pit and Underground Mineral Reserve
		Tonnes	Gold		Silver
Zone	Category	(000)	Grade (g/t)	Ounces	Grade (g/t)	Ounces
Open Pit[1]	Probable	4,939	1.66	264,000
Underground[2]	Proven	3,469	3.22	359,000	0.58	65,000
	Probable	22,740	2.92	2,135,000	0.97	708,000
Total Proven and Probable Reserve		31,148	2.75	2,758,000	0.77	773,000
1

The open pit gold cut-off considers ore-based operating costs of US$12.11/tonne (processing, G&A), a gold recovery of 91%, a US$0.68/tonne stockpile rehandle cost and royalty costs as appropriate within the claim boundaries. A 0.62 gram per tonne (“g/t”) cut-off was applied within royalty free claims, 0.68 g/t cut-off and 0.69 g/t cut-off applied to claims subject to royalty agreements.

2

A 1.7 g/t gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of Cdn$21.74, process costs of Cdn$11.40 and G&A costs of Cdn$2.75 and a gold recovery of 92.5%. A 2.3 g/t gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. No cut-off grade was applied for silver.

The open pit mineral reserves have been estimated within a detailed pit design, which was based on a Lerchs-Grossman optimized pit shell generated using the cost and economic parameters shown in Footnote 1 of Table 3 above, a mining cost of $2.81/tonne mined and using inter-ramp pit slopes, which vary from 49 to 53 degrees depending on rock type and wall orientation. The cut-offs have been applied to a diluted block model and a 2% mining loss has been applied to the resulting ore tonnages.

The underground mineral reserves have been estimated within a detailed underground mine design based on the use of three bulk mining methods: 1) longhole shrinkage for 8 metre (“m”) to 40m thick ore zones at depth; 2) sublevel cave for the 20m to 40m wide near surface Upper Boundary Zone (“UBZ”) zone; and, 3) sublevel longitudinal retreat for 5m to 10m wide zones. The stopes will be backfilled with unconsolidated waste rock from the open pit and development except for the longhole retreat stopes in the upper levels, which will be left open in combination with rib and sill pillars. The UBZ sublevel cave zone will be connected to the open pit and waste rock backfill will be added from the pit as this zone is mined.

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Stope designs were developed according to the cut-off grade criteria and applicable mining methods. Internal dilution, below the cut-off grades, contained within the stope designs, is 5.1%. Mining recovery and external dilution factors were applied to the mineral resources contained within the stope shapes and varied by mining method, resource geometry and geotechnical considerations. The resulting average external dilution is 14.9%, for an overall internal and external dilution of 20%.

Mineral resources listed in Table 4 are not currently in the Pre-feasibility economics and represent an opportunity for future development. The mineral resources are based on a gold price of $750 per ounce (Cdn$806 per ounce) and estimation parameters as documented in the January 2009 Technical Report.

Table 4: Open Pit and Underground Mineral Resource Estimate

		Gold Cut-off	Tonnes	Gold		Silver
Zone	Category	(g/t)	(000)	Grade (g/t)	Ounces	Grade (g/t)	Ounces
Underground[2]	Indicated	2.30	132	3.08	13,100	3.09	13,100

		Gold Cut-off	Tonnes	Gold		Silver
Zone	Category	(g/t)	(000)	Grade (g/t)	Ounces	Grade (g/t)	Ounces
Underground[2]	Indicated	2.30	132	3.08	13,100	3.09	13,100
Open Pit[1]	Inferred	0.60	15	1.74	850
Underground[2]	Inferred	2.30	5,950	3.40	650,000	1.13	216,000
Total Inferred			5,965	3.40	650,850	1.13	216,000

1 Open pit mineralized wireframes constructed based on approximately 0.60 g/t gold cut-off grade and a minimum true thickness of 5m.
2 Underground mineralized wireframes were constructed based on approximately 1.70 g/t gold cut-off grade and 1.3 g/t gold incremental cut-off grade and minimum true thickness of 3m. No cut-off grade was applied for silver.

Mining

During the initial two years of the mine-life, feed for the mill will be sourced from a small open pit. The open pit design incorporates 5m high benches with 19m wide haul roads, which will accommodate 55 metric tonne (mt) haul trucks. The stripping ratio for the open pit is 2.75:1. Production from the underground mine will be phased in during year three as the pit ore reserve is exhausted. For the last 12 years of the projected mine life, mill feed will be provided exclusively from the underground mine.

The underground ore deposit is located between a depth of approximately 210m to 1,500m. A new 6m diameter shaft will be sunk to the east of the deposit to a depth of 1,500m and will provide for the hoisting of ore and waste and the supply of ventilation. The mine will also be accessed by a ramp, which will be extended to the bottom of the mine from the existing exploration ramp, currently at a depth of 460m below surface. The mine design has taken into consideration the MCM #3 and YD shafts and other existing openings for ventilation and early works.

The mine has been designed for low operating costs through the use of large modern equipment, gravity transport of ore and waste through raises, shaft hoisting, minimal ore and waste re-handling, high productivity bulk mining methods and unconsolidated waste rock backfill. The shrinkage mining method will be accessed by sublevels at 60m vertical intervals while the other methods will be accessed by sublevels at 30m intervals. The mine will operate 20 mt scooptrams to load, haul and transfer stope production to the ore pass system from where it will be hoisted to the surface via 18 mt skips. Waste rock for mine backfill will be distributed underground by gravity through a waste pass system extending from surface through to the lower levels and hauled to the stopes by 20 mt scooptrams.

Initial pre-production mining capital costs are estimated to be $93.8 million and an additional $76.6 million of sustaining capital for the completion of the new production shaft, extension of the existing ramp with initial lateral development, ventilation raises, underground crusher and the purchase of underground mobile equipment.

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Figure 1: Open Pit and Underground Mine Design Schematic

HISTORIC
MINE WORKINGS
PROPOSED
OPEN PIT
MCM #3 SHAFT
(EXISTING)
NEW SHAFT
HISTORIC
MINE WORKINGS
EXISTING
EXPLORATION
RAMP
WASTE PASS
NEW RAMP
ORE PASS
WASTE PASS
CRUSHING AND
HAULAGE LEVEL
LOADING
POCKET
Isometric View Looking Southwest

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Production Facility and Infrastructure

Gold will be processed in a 6,000 tpd plant using conventional processes such as gravity, flotation and carbon-in-leach (CIL) circuits. The grinding circuit will be a single stage autogenous mill sourced from the Kemess plant. The decision to utilize autogenous grinding was based on a pilot test program conducted on a bulk sample from underground, which confirmed that the ore is amenable to this low cost grinding process. Phase 3 metallurgical evaluations have indicated that gold recoveries will average 92.5% over the mine-life. The initial capital cost of the process plant is $66.5 million.

Electric power for the mine site will be supplied by upgrading approximately 50 kilometres (km) of an existing 115 kilovolts (“kV”) power line, installing 7km of a new 115 kV line and a mine site transformer station for an estimated cost of $21.7 million. A preferred on-land location for the tailings impoundment facility has been identified that incorporates and remediates an historic tailings site. The initial capital cost for this facility is estimated at $9.0 million. Surface facilities to support the Young-Davidson mine will include an administration/engineering building, a warehouse and a maintenance shop. Indirect costs such as engineering, procurement and construction management (EPCM), freight, start-up/commissioning, vendor support, first fills/capital spares, and owner’s costs are estimated at $43.9 million. An additional $43.6 million is estimated as contingency at 17.5% of direct and indirect costs.

Environment and Permitting

Environmental baseline studies have been completed to support the permitting process and permit applications are currently being finalized to support the project timeline. Testing to date on the Young-Davidson mineralization has confirmed that the mill tailings will be non-acid generating, which will allow them to be impounded at the same location as the historic tailings from the two mines that previously operated on the property. The current development plan envisions the remediation and expansion of an historic on-land tailings impoundment site in order to support future mining at Young-Davidson.

Community Relations

Based on numerous community meetings held throughout the district, there is strong community support for the Young-Davidson project. Development of the mine will bring substantial economic development to the town of Matachewan and the surrounding district. A construction workforce of 600 people will be created at the peak of a two-year construction period and the mine will provide direct employment for 275 people over its 15-year operating life.

Northgate has been working cooperatively with the Matachewan First Nation since it began exploring the Young-Davidson property in 2006 and on July 2, 2009, the two parties signed an Impact and Benefits Agreement (“IBA”), which establishes a framework for the permitting and development of a mine on the Young-Davidson property. The IBA also sets out a variety of co-operative initiatives of the Matachewan First Nation and Northgate relating to employment, training and other business opportunities in connection with the Young-Davidson project.

Project Timeline

  A Feasibility Study is scheduled for completion by the end of 2009.

  Permitting activities are currently underway to support a 2010 construction start.

  Commissioning in late 2011.

  Target full production in early 2012.

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Conference Call and Webcast Notice

Wednesday, July 15, 2009 at 11:00 AM Toronto time

You are invited to participate in the Northgate Minerals Corporation live conference call and webcast discussing the results of the Young-Davidson Pre-feasibility

Conference Call

Please call 416-644-3416 or toll free in North America at 1-800-732-6179. To ensure your participation, please call five minutes prior to the scheduled start of the call.

Webcast

The webcast package, including the webcast link and management presentation, will be available on the morning of July 15 and posted on Northgate’s website at www.northgateminerals.com under the Calendar of Events section.

Replay

A replay of the conference call will be available beginning on July 15 at 1:00 pm ET until July 29 at 11:59 pm ET.

Replay Access No.

416-640-1917 or 1-877-289-8525

Passcode:

213 10 828 #

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Qualified Persons

Carl Edmunds, PGeo, Northgate's Exploration Manager, Northgate Minerals Corporation, is the Qualified Person responsible for the open pit and underground resource estimate and for reviewing and approving this press release.

Gary Taylor, P. Eng., Mining Manager, AMEC Americas Limited, is the Qualified Person responsible for supervising the preparation of the Pre-feasibility including the underground reserve, cost estimates and financial analysis.

Jay Melnyk, P. Eng., Principal Mining Engineer, AMEC Americas Limited, is the Qualified Person responsible for the open pit reserve estimate.

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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting record gold production of over 390,000 ounces in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the TSX under the symbol NGX and on the NYSE Amex under the symbol NXG.

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Note to US Investors:

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

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Forward-Looking Statements:

This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

For further information, please contact:

Ms. Keren R. Yun, Director, Investor Relations
Tel: 416-363-1701 ext. 233 Email: ngx@northgateminerals.com Website: www.northgateminerals.com

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